UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Entasis Therapeutics Holdings Inc.
(Name of Subject Company)

Entasis Therapeutics Holdings Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

293614 103
(CUSIP Number of Common Stock)

Manoussos Perros, Ph.D.
Chief Executive Officer
Entasis Therapeutics Holdings Inc.
35 Gatehouse Drive
Waltham, Massachusetts 02451
(781) 810-0120
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jack S. Bodner Allison B. Schiffman Matthew C. Franker Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 (212) 841-1000	Elizabeth M. Keiley General Counsel Entasis Therapeutics Holdings Inc. 35 Gatehouse Drive Waltham, Massachusetts 02451 (781) 810-0120

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Entasis Therapeutics Holdings Inc., a Delaware corporation (“Entasis” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on June 7, 2022 and amended and supplemented by Amendment No. 1 (“Amendment No. 1”) filed with the SEC on June 17, 2022 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Innoviva Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and a wholly owned subsidiary of Innoviva, Inc., a Delaware corporation (“Innoviva”), as disclosed in a Tender Offer Statement on Schedule TO, as amended and supplemented, filed initially by Innoviva and Merger Sub with the SEC on June 7, 2022 and amended on June 17, 2022, for Merger Sub to purchase all of the outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”) at a price per Share equal to $2.20 in cash on the terms and subject to the conditions set forth in the Offer to Purchase dated June 7, 2022 and supplemented on June 17, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9, as amended by Amendment No. 1, remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9.

This Amendment is being filed to provide certain updates reflected below as well as to address certain disclosure-related claims made in litigation relating to the Offer (see “Item 8. Additional Information— Litigation Related to the Offer and the Merger”). The Company denies any claim of wrongdoing or material non-disclosure in connection with the Schedule 14D-9 but has elected to make the supplemental disclosures set forth below in an effort to avoid any possible delay to the consummation of the Transactions that might arise from such litigation. Nothing in this Amendment shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the supplemental disclosures set forth herein.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

The following words are added at the end of the first sentence in the paragraph beginning with the words “Other than as described herein, as of June 3, 2022” under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements— Arrangements with the Company’s Directors and Executive Officers— Other Arrangements”:

“, and no negotiations with respect to any such agreement, arrangement or understanding have taken place”

Item 4.	The Solicitation or Recommendation.

The following sentence is added at the end of the paragraph beginning with the words “On April 12, 2022” under the heading “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger”:

“Specifically, Mr. Raifield mentioned that although the initial draft merger agreement circulated by Willkie and subsequent drafts thereof provided that all unvested Company RSUs would be accelerated in full and cashed out at the Closing, Innoviva now required that all unvested Company RSUs be replaced with RSUs having an equal value issued under Innoviva's 2012 Equity Incentive Plan under the same vesting terms contained in the existing RSU award agreements.”

The following sentences are added at the end of the paragraph beginning with the words “As a follow up to this discussion, on April 13, 2022” under the heading “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger”:

“In this discussion, the representatives of Innoviva, Moelis and Willkie reiterated the position regarding Company RSUs articulated by Mr. Raifield the previous day and made an additional request that Mr. Perros waive any right to resign for “Good Reason” under his employment agreement with the Company by virtue of the occurrence of the transaction. No retention or other post-closing employment arrangements relating to Dr. Perros were discussed.”

The following sentences are added at the end of the paragraph beginning with the words “On April 14, 2022” under the heading “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger”:

“This revised draft Merger Agreement provided for the replacement of all Company RSUs with RSUs issued under Innoviva’s 2012 Equity Incentive Plan.”

The following sentences are added at the end of the paragraph beginning with the words “On April 22, 2022” under the heading “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger”:

“This proposal provided for the rollover of all Company RSUs into Innoviva RSUs, but provided an acceleration of the vesting schedule therefor consistent with the vesting schedule for the Replacement RSUs described above in Item 3 under the heading “Effect of the Merger on Company Equity Awards— Company RSUs” with none of the Company RSUs being subject to automatic accelerated vesting triggered solely by the transaction closing pursuant to this proposal. This proposal also did not make mention of the previous request for Dr. Perros to waive his good reason termination right and did not include any proposals regarding post-closing employment of Dr. Perros or any other members of the Company’s senior leadership.”

The following sentences are added immediately prior to the final sentence of the paragraph beginning with the words “On April 23, 2022” under the heading “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger”:

“Among other things, the members of the Entasis Board discussed the need to incentivize employees to remain with the Company through a transaction closing in order to facilitate the consummation of the Transactions, including to ensure the Company abided by its covenants and satisfied the applicable closing conditions, in each case as provided for in the Merger Agreement, to facilitate the advancement toward filing with the FDA of the new drug application for SUL-DUR and to preserve value in the event a closing did not occur. In order to incentivize employees to remain with the Company through the closing of the Transactions, the Special Transactions Committee determined, in principal, to accept Innoviva’s concept of rolling over Company RSU awards on the terms described in Item 3 under the heading “—Effect of the Offer and the Merger on Company Equity Awards—Company RSUs.” This treatment is consistent with the 2018 Plan, which generally prohibits the amendment of RSU awards in a manner that would impair the rights of RSU holders and authorizes the Entasis Board to take one or more enumerated actions with respect to unvested Company RSUs in the event of any change of control, including cancellation of unvested RSUs in exchange for cash consideration, substitution or assumption of unvested RSUs by the acquiring corporation, and/or accelerated vesting of unvested RSUs in whole or in part.”

The following words are added at the end of the singular sentence in the paragraph beginning with the words “On April 27, 2022” under the heading “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger”:

“, including accepting Innoviva’s latest proposal regarding the treatment of the Company RSUs”

The following sentences replace the second and third sentences of the first paragraph under the heading “Item 4. The Solicitation or Recommendation—Entasis Valuation Analysis—Discounted Cash Flow Analysis”:

“At the direction of Entasis, MTS Securities conducted certain sensitivity analyses in connection with this discounted cash flow analysis using the following assumptions: (i) 95% cumulative regulatory probability of success for SUL-DUR sales and milestones, (ii) 66% cumulative regulatory probability of success for Zoliflodacin, (iii) US net sales of SUL-DUR based on 27,000 carbapenem-resistant Acinetobacter cases per year with 60% peak market share, (iv) US net sales of Zoliflodacin based on 1.425 million uncomplicated gonorrhea cases per year with 20% peak market share, and (v) commercial launch for both SUL-DUR and Zoliflodacin in 2025 by partners, as provided by Entasis’ management, discounted back to June 30, 2022, and based upon a weighted average cost of capital range of 18% to 20%.  This weighted average cost of capital range, reflected estimates of Entasis’ weighted average cost of capital, based upon MTS Securities’ analysis of the cost of capital for Entasis’ publicly traded comparable companies described below, which had a weighted average cost of capital equal to 18.6%, and the following comparable distressed biotechnology companies, which had a weighted average cost of capital equal to 24.7% , in each case as of May 20, 2022:

•	Angion Biomedica Corp.
•	Achieve Life Sciences, Inc.
•	Eyenovia, Inc.
•	Cidara Therapeutics, Inc.
•	PhaseBio Pharmaceuticals, Inc.
•	Stealth BioTherapeutics Corp.
•	Eloxx Pharameuticals, Inc.
•	Cyclerion Therapeutics, Inc.
•	Allena Pharmaceuticals, Inc.
•	Nabriva Therapeutics plc
•	Yumanity Therapeutics, Inc.
•	Catalyst Biosciences, Inc.
•	Accorda Therapeutics, Inc.
•	Baudax Bio

MTS Securities also calculated the present value of cash flows to be generated by Entasis utilizing a revenue achievement factor range of 75% to 100% to derive an implied price per Share value assuming product approval in 2023, based on assumptions provided by Entasis’ management.”

The following sentence is added after the second sentence in the second paragraph under the heading “Item 4. The Solicitation or Recommendation—Entasis Valuation Analysis—Discounted Cash Flow Analysis”:

“MTS Securities utilized the NOLs that were included in the Company Projections for purposes of this analysis.”

The following paragraph and table replace the first sentence under the fourth paragraph under the heading “Item 4. The Solicitation or Recommendation—Entasis Valuation Analysis—Public Trading Comparable Companies Analysis”:

“With respect to each selected publicly-traded comparable company, MTS Securities also calculated enterprise value as a multiple of consensus estimated peak revenues for such company.  The table below shows the Enterprise Value / Peak Sales multiples calculated for each comparable company as of May 20, 2022:

Enterprise Value/
Company Name	Peak Sales
Matinas BioPharma Holdings, Inc.	0.14x
ContraFect Corporation	0.11x
Daré Bioscienc, Inc.	0.07x
PolyPid Ltd.	0.09x
Spero Therapeutics, Inc.	-0.06x
Iterum Therapeutics plc	-0.01x
Cidara Therapeutics, Inc.	0.01x
Aridis Pharmaceuticals, Inc.	0.01x

The following paragraph and table are added after the third paragraph under the heading “Item 4. The Solicitation or Recommendation—Entasis Valuation Analysis—Precedent Transactions Analysis”:

“The table below shows the (i) upfront consideration, (ii) contingent consideration, if any, (iii) total consideration, (iv) total transaction value and (v) total transaction value as a multiple of estimated unadjusted peak sales of the target company (to the extent available) calculated for each comparable transaction as of the announcement date thereof:

		Upfront	Contingent	Total	Transaction	Transaction Value
Target	Acquirer	Consideration	Consideration	Consideration	Value	/ Peak Sales
Tetraphase Pharmaceuticals, Inc.	La Jolla Pharmaceutical Company	$43mm	$16mm	$59mm	$28mm	0.15x
Correvio Pharma Corp.	Advanz Pharma Corp. Limited	$76mm	—	$76mm	$57mm	0.11x
Melinta Therapeutics, Inc.	Deerfield Management, L.P.	$140mm	—	$140mm	$140mm	NA
Zavante Therapeutics Inc.	Nabriva Therapeutics, Inc.	$27mm	$98mm	$124mm	$124mm	NA
The Medicines Company	Melinta Therapeutics, Inc.	$220mm	$50mm	$270mm	$270mm	0.37x
Symbiomix Therapeutics, LLC	Lupin Ltd.	$50mm	$100mm	$150mm	$150mm	NA

The following sentences are added after the fourth sentence in the paragraph beginning with the words “The Company’s management developed the Company Projections,” under the heading “Item 4. The Solicitation or Recommendation—Certain Prospective Financial Information”:

“The Company Projections took into account approximately $166.0 million of federal net operating losses that had accrued through December 31, 2021 and that were eligible for future use subject to the limitations provided by Section 382 of the Internal Revenue Code. The Company Projections did not give effect to state or foreign net operating losses, or federal or state research and development tax credits, as they were substantially limited and were therefore concluded not to be material.”

The following footnote is added to the table setting forth the Company Projections under the heading “Item 4. The Solicitation or Recommendation—Certain Prospective Financial Information—Company Projections” with the footnote reference located within the table following the line item “Total Revenue (Risk Adjusted Net Sales):

“(1) The Company Projections were risk adjusted for the probability of success of, among other things, obtaining regulatory approvals and meeting anticipated launch dates and earning certain milestone and royalty payments from partners. The risk unadjusted projections are set forth on Slide 11 of the MTS presentation that was filed as Exhibit 99(C)(2) to the Schedule 13E-3 filed by the Company and related filing persons on June 7, 2022.  Risk unadjusted total revenue is as follows:

($ in millions)	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
SUL-DUR US Milestones / Royalties (risk unaddj.)	$—	$15	$—	$3	$19	$37	$27	$68	$47	$53	$97	$59	$55	$—
SUL-DUR Ex-U.S. Milestones / Royalties (Risk unadj.)	—	11	4	6	1	3	8	6	8	17	10	12	14	6
Zoliflodacin US Milestones / Royalties (risk unadj.)	—	5	5	0	0	1	2	4	6	15	20	24	6	—
Total revenue (risk unadj.)	$—	$31	$9	$9	$20	$41	$37	$78	$61	$85	$127	$95	$75	$6

Item 8.	Additional Information.

The following paragraphs are added after the second paragraph under the heading “Item 8. Additional Information— Litigation Related to the Offer and the Merger”:

“On June 16, 2022, Denise Redfield, a putative stockholder of the Company, filed suit against the Company and its directors and Chief Executive Officer in the United States District Court for the Eastern District of New York. The Complaint alleges that the Company and the individual defendants violated the federal securities laws by making or permitting misrepresentations and/or omissions in the Recommendation Statement filed in connection with the Transactions. The Complaint seeks a variety of relief including an injunction against the Transactions, an order rescinding the Transactions if consummated or awarding rescissory damages, an order directing the individual defendants to file a Recommendation Statement that does not contain untrue statements of material fact, an order declaring that the defendants violated the federal securities laws, and attorneys' fees and costs.

On June 17, 2022, Kyuntae Sanders, a putative stockholder of the Company, filed suit against the Company and its directors and Chief Executive Officer in the United States District Court for the Southern District of New York. The Complaint alleges that the Company and the individual defendants violated the federal securities laws by making or permitting misrepresentations and/or omissions in the Recommendation Statement filed in connection with the Transactions. The Complaint seeks a variety of relief including an injunction against the Transactions, an order directing the Individual defendants to file a Recommendation Statement that does not contain untrue statements of material fact, damages, and attorneys' fees and costs.

On June 17, 2022, Jeffrey D. Justice, II, a putative stockholder of the Company, filed suit against the Company and its directors and Chief Executive Officer in the United States District Court for the Eastern District of New York. The Complaint alleges that the Company and the individual defendants violated the federal securities laws by making or permitting misrepresentations and/or omissions in the Recommendation Statement filed in connection with the Transactions. The Complaint seeks a variety of relief including an injunction against the Transactions, an order rescinding the Transactions if consummated or awarding rescissory damages, an order directing the individual defendants to file a Recommendation Statement that does not contain untrue statements of material fact, an order declaring that the defendants violated the federal securities laws, and attorneys' fees and costs.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENTASIS THERAPEUTICS HOLDINGS INC.

Dated: June 30, 2022	By:	/s/ Elizabeth M. Keiley
Name: Elizabeth M. Keiley Title: General Counsel